

Mail Stop 3561   August 16, 2018

<u>Via E-mail</u>
Mr. James Robert Todhunter
Chief Executive Officer
170 S Green Valley Pkwy, Suite 300
Henderson, Nevada 89012

> **Re: AIM Exploration Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2017**
> **Filed December 6, 2017**
> **Form 10-Q for the Quarter Ended February 28, 2018**
> **Filed May 30, 2018**
> **Form 10-Q for the Quarter Ended May 31, 2018**
> **Filed August 14, 2018**
> **File No. 000-55358**

Dear Mr. Todhunter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-Q for the quarter ended May 31, 2018</u>

1.   We note your disclosure on page F-6 that you have a non-43-101 compliant deposit of approximately 104,000,000 metric tonnes of anthracite coal on your Peruvian properties. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to the Instructions to paragraph (b) (5) of Industry Guide 7. Please revise to remove this estimate from your filing as your technical report does not support this disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and
Mining